Form 40-F
period 2004-12-31
NEVSUN RESOURCES LTD
filed 2005-04-01
CIK 919991

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

[ ]    Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X]  Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

Commission File Number 001-32405

Nevsun Resources Ltd.

(Exact name of registrant as specified in its charter)

British Columbia (Province or Other Jurisdiction of Incorporation or Organization)	1041 (Primary Standard Industrial Classification Code)	Not Applicable (I.R.S. Employer Identification No.)

800 – 1075 West Georgia Street,

Vancouver, British Columbia

Canada  V6E 3C9   (604) 623-4700
(Address and telephone number of registrant’s principal executive offices)

DL Services Inc. 1420 Fifth Avenue, Suite 3400 Seattle, Washington 98101 (206) 903-8800 (Name, address and telephone number of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common shares, no par value	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this form:

  [X]   Annual Information Form

  [  ]   Audited Annual Financial Statements

At December 31, 2004, the Registrant had outstanding 76,511,322 common shares without par value

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.  [   ]   Yes        No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.  [  ]   Yes     [X]    No

DOCUMENTS INCORPORATED BY REFERENCE

The Annual Information Form of Nevsun Resources Ltd. (the “Registrant”) for the fiscal year ended December 31, 2004 is attached as Exhibit 99.1 and is incorporated herein by reference.

The audited consolidated financial statements of the Registrant for the years December 31, 2004 and 2003, including the report of the auditors’ with respect thereto, are attached as Exhibit 99.2 and are incorporated herein by reference.  For a reconciliation of material measurement differences between Canadian generally accepted accounting principles (“Canadian GAAP’) and United States generally accepted accounting principles, (“U.S. GAAP”) see the US GAAP Supplemental Information, “Reconciliation with United States Generally Accepted Accounting Principles”, included in this report.

The Registrant’s management’s discussion and analysis (“MD&A”) follows the Registrant’s audited consolidated financial statements within Exhibit 99.2 and is incorporated herein by reference.

EXPLANATORY NOTE

The Registrant is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934 (the “Exchange Act”) on Form 40-F.  The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act.  Accordingly, the Registrant’s equity securities are exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

The Registrant is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this annual report on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States.  In particular, and without limiting the foregoing, all mineral resource and reserve estimates included in this report have been prepared in accordance with Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy (“CIM”) Classification System.  These standards differ significantly from the requirements of the United States Securities and Exchange Commission (the “Commission”), and mineral resource and reserve information included herein may not be comparable to similar information concerning United States companies.

For definitions of the terms mineral reserve, mineral resource, measured mineral resource, indicated mineral resource and inferred mineral resource under CIM standards, and a summary of the differences between CIM and U.S. standards, see the sections entitled “Information Concerning Preparation of Resource Estimates” and “Glossary and Defined Terms” beginning on page ii of the Registrant’s Annual Information Form included in this report.

The Registrant prepares its financial statements in accordance with Canadian GAAP, and  is subject to Canadian auditing and auditor independence standards.  Accordingly, the financial statements of the Registrant included in this report may not be comparable to financial statements of United States companies.  Significant differences between Canadian GAAP and U.S. GAAP are described in the US GAAP Supplemental Information, “Reconciliation with United States Generally Accepted Accounting Principles”, included in this report.

FORWARD LOOKING STATEMENTS

This report contains forward-looking statements concerning anticipated developments on the Registrant’s mineral properties in Mali and Eritrea and in the Registrant’s other operations, planned exploration and development activities, the adequacy of the Registrant’s financial resources and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Registrant or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Annual Information Form of the Registrant included in this report.

The Registrant’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Registrant assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

CONTROLS AND PROCEDURES

The Registrant’s management, with the participation of the Registrant’s Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report (the “Evaluation Date”).  Based upon the evaluation described above, the Chief Executive Officer and Chief Financial Officer concluded that as of the Evaluation Date, the Registrant’s disclosure controls and procedures were effective in timely alerting them to the material information relating to the Registrant (or its consolidated subsidiaries) required to be included in reports that the Registrant files or submits under the Exchange Act.

No changes were made in the Registrant’s internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial  reporting.

The Registrant’s management, including the Chief Executive Officer and Chief Financial Officer, does not expect that the Registrant’s disclosure controls and procedures or internal control over financial reporting will prevent all error and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Registrant have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected

AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee of the Registrant’s Board of Directors currently consists of three members.  The Registrant’s Board of Directors has determined that Dr. Robert Gayton, Chairman of the Audit Committee,  who has a Ph.D. in Finance and Accounting, is an “audit committee financial expert” within the meaning of the Commission’s rules.  Dr. Gayton satisfies the criteria for director independence under the rules of the American Stock Exchange as in effect as of the date of this annual report on Form 40-F.

CODE OF ETHICS

The Registrant has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions.  A copy of the code of ethics has been posted on the Registrant’s Internet website at www.nevsun.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed to the Registrant for the years ended December 31, 2004 and 2003 by its independent accountants, KPMG LLP, stated in Canadian dollars:

	Year ended December 31, 2004	Year ended December 31, 2003
Audit Fees	68,000	60,327
Audit-Related Fees(1)	0	0
Tax Fees(2)	14,500	30,958
All Other Fees(3)	0	3,500
Total	82,500	94,785

(1)

Fees billed for other audit services.

(2)

Fees billed for tax services.

(3)

Fees billed for due diligence on financing and US registration services.

The Audit Committee pre-approves all audit and non-audit services to be provided to the Registrant by its independent auditors.  Prior to granting any pre-approval, the Audit Committee must be satisfied that the performance of the services in question is not prohibited by applicable securities laws and will not compromise the independence of the independent auditors.  All non-audit services, performed by the Registrant’s auditor, for the fiscal year ended December 31, 2004, have been pre-approved by the Audit Committee of the Registrant.  No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Registrant's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table presents, as at December 31, 2004, the Registrant’s known contractual obligations, aggregated by type of contractual obligation as set forth below (expressed in thousands of dollars).  This table supersedes the table of contractual obligations contained in the registrant’s MD&A.

Contractual Obligation	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt	2,590,975	1,096,250	1,096,250	398,475	-
Purchase Obligations	30,500,000	3,600,000	16,900,000	7,500,000	2,500,000
Other Long Term Obligations	--	--	--	--	-
Total Contractual Obligations	33,090,975	4,696,250	17,996,250	7,898,475	2,500,000

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or to transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has previously filed with the Commission a written consent to service of process and power of attorney on Form F-X.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referring the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEVSUN RESOURCES LTD.

/@/ Cliff T. Davis

Cliff T. Davis

Chief Financial Officer and Director

Date: March 24, 2005

EXHIBIT INDEX

The following exhibits have been filed as part of the annual report:

Exhibit	Description

99.1	Annual Information Form of the Registrant for the year ended December 31, 2004

99.2	Audited Annual Financial Statements and MD&A of the Registrant for the years ended December 31, 2004 and 2003

99.3	US GAAP Supplemental Information

99.4(1)	Technical Report on the Bisha Property and Resource Estimate of the Bisha Deposit, dated October 1, 2004

99.5(2)	Technical Report on the Bisha property, dated February 2004, as amended April 2004

99.6(2)	Technical Report on the Segala Property, dated May 17, 2004

99.7(2)	Technical Report on the Tabakoto property, dated May 17, 2004

99.8	Certification of Chief Executive Officer as Required by Rule 13a-14(a) under the Exchange Act

99.9	Certification of Chief Financial Officer as Required by Rule 13a-14(a) under the Exchange Act

99.10	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.11	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.12	Consent of KPMG LLP

99.13	Consent of Snowden Mining Industry Consultants

99.14	Consent of Metallurgical Design & Management (Pty) Ltd.

99.15	Consent of AMEC (Peru) S.A.

99.16	Consent of Ken Brisebois

99.17	Consent of F. William Nielsen

99.18	Consent of Douglas Reddy

99.19	Consent of Philip Morriss

99.20	Consent of Alastair Tiver

99.21	Consent of Christine A. Standing

99.22	Consent of Shaun Hackett

99.23	Consent of Gordon McCrae

99.24	Consent of David Sidney Dodd

99.25	Consent of Robin E. Chisholm

99.26	Consent of Thomas H. Carpenter

(1)

Incorporated by reference to the Form 6-K furnished by the Company to the Commission on December 6, 2004.

(2)

Incorporated by reference to the Form 40-F registration statement filed by the Company with the Commission on August 2, 2004.