Form 40-F
period 2005-12-31
NEVSUN RESOURCES LTD
filed 2006-03-24
CIK 919991

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

[   ]  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X]  Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005

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

[X]  Annual Information Form

 [X]  Audited Annual Financial Statements

At December 31, 2005, the Registrant had outstanding 102,986,822 common shares without par value

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.    [   ] Yes      [X] No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.  [X] Yes  [   ]  No

DOCUMENTS INCORPORATED BY REFERENCE

The Annual Information Form of Nevsun Resources Ltd. (the “Registrant”) for the fiscal year ended December 31, 2005 is attached as Exhibit 99.1 and is incorporated herein by reference.

The audited consolidated financial statements of the Registrant for the years December 31, 2005 and 2004, including the report of the auditors’ with respect thereto, are attached as Exhibit 99.2 and are incorporated herein by reference.  For a reconciliation of material measurement differences between Canadian generally accepted accounting principles (“Canadian GAAP’) and United States generally accepted accounting principles, (“U.S. GAAP”) see the U.S. GAAP Supplemental Information, “Reconciliation with United States Generally Accepted Accounting Principles”, attached as Exhibit 99.3 and incorporated herein by reference.

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

The Registrant prepares its financial statements in accordance with Canadian GAAP, and  is subject to Canadian auditing and auditor independence standards.  Accordingly, the financial statements of the Registrant included in this report may not be comparable to financial statements of United States companies.  Significant differences between Canadian GAAP and U.S. GAAP are described in the U.S. GAAP Supplemental Information, “Reconciliation with United States Generally Accepted Accounting Principles”, included in this report.

FORWARD LOOKING STATEMENTS

This report contains forward-looking statements concerning anticipated developments on the Registrant’s mineral properties in Mali and Eritrea and in the Registrant’s other operations; planned exploration and development activities; the adequacy of the Registrant’s financial resources; financial projections, including, but not limited to, estimates of operating costs, processing rates, life of mine, metal prices, exchange rates, reclamation costs, net present value and internal rates of return; and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Registrant or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Annual Information Form of the Registrant included in this report.

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

See Annual Information Form, Section 7.4 (2)

CODE OF ETHICS

The Registrant has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions.  A copy of the code of ethics has been posted on the Registrant’s Internet website at www.nevsun.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

See Annual Information Form, Section 7.4 (4)

OFF-BALANCE SHEET ARRANGEMENTS

See Management Discussion & Analysis, Use of Financial Instruments.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See Management Discussion & Analysis, Liquidity and Capital Resources.

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

NEVSUN RESOURCES LTD.

/@/ Cliff T. Davis

Cliff T. Davis

Chief Financial Officer and Director

Date: March 23, 2006

EXHIBIT INDEX

The following exhibits have been filed as part of the annual report:

Exhibit	Description

99.1	Annual Information Form of the Registrant for the year ended December 31, 2005

99.2	Audited Annual Financial Statements and MD&A of the Registrant for the years ended December 31, 2005 and 2004

99.3	US GAAP Supplemental Information

99.4(1)	Technical Report on the Bisha Property and Resource Estimate of the Bisha Deposit, dated October 1, 2004

99.5(2)	Technical Report on the Segala Property, dated May 17, 2004

99.6(2)	Technical Report on the Tabakoto property, dated May 17, 2004

99.7(3)	Technical Report on the Bisha Property dated December 1, 2005

99.8	Certification of Chief Executive Officer as Required by Rule 13a-14(a) under the Exchange Act

99.9	Certification of Chief Financial Officer as Required by Rule 13a-14(a) under the Exchange Act

99.10	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.11	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.12	Consent of KPMG LLP

99.13	Consent of Snowden Mining Industry Consultants

99.14	Consent of AMEC Americas Limited

99.15	Consent of Ken Brisebois

99.16	Consent of F. William Nielsen

99.17	Consent of Douglas Reddy

99.18	Consent of Christine A. Standing

99.19	Consent of Shaun Hackett

99.20	Consent of Frank Yu

99.21	Consent of Lydell Melnyk

99.22	Consent of Steve Blower

(1)

Incorporated by reference to the Form 6-K furnished by the Company to the Commission on December 6, 2004.

(2)

Incorporated by reference to the Form 40-F registration statement filed by the Company with the Commission on August 2, 2004.

(3)

Incorporated by reference to the Form 40-F registration statement filed by the Company with the Commission on January 6, 2006