Form 40-F/A
period 2005-12-31
NEVSUN RESOURCES LTD
filed 2006-06-28
CIK 919991

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F/A

(Amendment No. 1)

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

CONTROLS AND PROCEDURES

The Registrant’s management, with the participation of the Registrant’s Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report (the “Evaluation Date”).  Based upon the evaluation described above, the Chief Executive Officer and Chief Financial Officer concluded that as of the Evaluation Date, the Registrant’s disclosure controls and procedures were effective.

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

II-2

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this amended annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEVSUN RESOURCES LTD.

/s/ Cliff T. Davis

Cliff T. Davis

Chief Financial Officer and Director

Date: June 28, 2006

II-3

EXHIBIT INDEX

The following exhibits have been filed as part of the annual report:

Exhibit	Description

99.1(4)	Annual Information Form of the Registrant for the year ended December 31, 2005

99.2	Audited Annual Financial Statements and MD&A of the Registrant for the years ended December 31, 2005 and 2004

99.3	US GAAP Supplemental Information

99.4(1)	Technical Report on the Bisha Property and Resource Estimate of the Bisha Deposit, dated October 1, 2004

99.5(2)	Technical Report on the Segala Property, dated May 17, 2004

99.6(2)	Technical Report on the Tabakoto property, dated May 17, 2004

99.7(3)	Technical Report on the Bisha Property dated December 1, 2005

99.8	Certification of Chief Executive Officer as Required by Rule 13a-14(a) under the Exchange Act

99.9	Certification of Chief Financial Officer as Required by Rule 13a-14(a) under the Exchange Act

99.10	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.11	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.12	Consent of KPMG LLP

99.13(4)	Consent of Snowden Mining Industry Consultants

99.14(4)	Consent of AMEC Americas Limited

99.15(4)	Consent of Ken Brisebois

99.16(4)	Consent of F. William Nielsen

99.17(4)	Consent of Douglas Reddy

99.18(4)	Consent of Christine A. Standing

99.19(4)	Consent of Shaun Hackett

99.20(4)	Consent of Frank Yu

99.21(4)	Consent of Lydell Melnyk

99.22(4)	Consent of Steve Blower

 (1)

Incorporated by reference to the Form 6-K furnished by the Company to the Commission on December 6, 2004.

(2)

Incorporated by reference to the Form 40-F registration statement filed by the Company with the Commission on August 2, 2004.

(3)

Incorporated by reference to the Form 6-K furnished by the Company to the Commission on January 6, 2006.

(4)

Incorporated by reference to the Form 40-F annual report filed by the Company with the Commission on March 24, 2006.