Form 40-F
period 2006-12-31
NEVSUN RESOURCES LTD
filed 2007-03-30
CIK 919991

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006

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

  Annual Information Form

  Audited Annual Financial Statements

At December 31, 2006, the Registrant had outstanding 116,289,322 common shares without par value

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.    Yes      No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.  Yes    No

DOCUMENTS INCORPORATED BY REFERENCE

The Annual Information Form of Nevsun Resources Ltd. (the “Registrant”) for the fiscal year ended December 31, 2006 is attached as Exhibit 99.1 and is incorporated herein by reference.

The audited consolidated financial statements of the Registrant for the years December 31, 2006 and 2005, including the report of the auditors with respect thereto, are attached as Exhibit 99.2 and are incorporated herein by reference.  For a reconciliation of material measurement differences between Canadian generally accepted accounting principles (“Canadian GAAP’) and United States generally accepted accounting principles, (“U.S. GAAP”) see the U.S. GAAP Supplemental Information, “Reconciliation with United States Generally Accepted Accounting Principles”, attached as Exhibit 99.3 and incorporated herein by reference.

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

FORWARD LOOKING STATEMENTS

This report contains forward-looking statements concerning anticipated developments on the Registrant’s mineral properties in Mali and Eritrea and in the Registrant’s other operations; planned exploration and development activities; the adequacy of the Registrant’s financial resources; financial projections, including, but not limited to, estimates of capital and operating costs, production, grades, processing rates, life of mine, metal prices, exchange rates, reclamation costs, net present value, internal rates of return and payback; and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “budget” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Registrant or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Annual Information Form of the Registrant included in this report.

The Registrant’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Registrant assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

MANAGEMENT REPORT ON DISCLOSURE CONTROLS AND PROCEDURES

See MD&A, Management Report on Disclosure Controls and Procedures.

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

See MD&A, Management Report on Internal Control Over Financial Reporting.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

See MD&A, Changes in Internal Control Over Financial Reporting.

AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT

See Annual Information Form, Sections 7.4 (1) and (2).

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

II-2

PRINCIPAL ACCOUNTANT FEES AND SERVICES

See Annual Information Form, Section 7.4 (4)

OFF-BALANCE SHEET ARRANGEMENTS

See MD&A, Use of Financial Instruments.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See MD&A, Liquidity and Capital Resources.

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

NEVSUN RESOURCES LTD.

/s/ Clifford T. Davis

Clifford T. Davis

Executive VP, Chief Financial Officer and Director

Date: March 29, 2007

II-3

EXHIBIT INDEX

The following exhibits have been filed as part of the annual report:

Exhibit	Description

99.1	Annual Information Form of the Registrant for the year ended December 31, 2006

99.2	Audited Annual Financial Statements and MD&A of the Registrant for the years ended December 31, 2006 and 2005

99.3	US GAAP Supplemental Information and Auditors Report

99.4	Certification of Chief Executive Officer as Required by Rule 13a-14(a) under the Exchange Act

99.5	Certification of Chief Financial Officer as Required by Rule 13a-14(a) under the Exchange Act

99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of KPMG LLP

99.9	Consent of AMEC Americas Limited

99.10	Consent of Snowden