Form 40-F/A
period 2006-12-31
NEVSUN RESOURCES LTD
filed 2008-01-17
CIK 919991

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F/A

(Amendment No.1)

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

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.  [   ]  Yes    [x]  No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.[x]  Yes  [   ]  No

DOCUMENTS INCORPORATED BY REFERENCE

The Amended and Restated Form (“Annual Information Form”) of Nevsun Resources Ltd. (the “Registrant”) for the fiscal year ended December 31, 2006 is attached as Exhibit 99.1 and is incorporated herein by reference.

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

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referring the file number of the Registrant.-

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual amended report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEVSUN RESOURCES LTD.

/s/ Clifford T. Davis

Clifford T. Davis

Executive VP, Chief Financial Officer and Director

Date: January 17, 2008

II-3

EXHIBIT INDEX

The following exhibits have been filed as part of the annual report:

Exhibit	Description

99.1	Amended and Restated Annual Information Form of the Registrant for the year ended December 31, 2006

99.2(1)	Audited Annual Financial Statements and MD&A of the Registrant for the years ended December 31, 2006 and 2005

99.3(1)	US GAAP Supplemental Information

99.4	Certification of Chief Executive Officer as Required by Rule 13a-14(a) under the Exchange Act

99.5	Certification of Chief Financial Officer as Required by Rule 13a-14(a) under the Exchange Act

99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8(1)	Consent of KPMG LLP

99.9(1)	Consent of AMEC Americas Limited
99.10(1)	Consent of Snowden
(1)	Incorporated by reference to the Form 40-F annual report filed by the Company with the commission on March 30, 2007.