Form 40-F/A
period 2007-12-31
NEVSUN RESOURCES LTD
filed 2008-04-02
CIK 919991

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

☐  Annual Information Form

☐  Audited Annual Financial Statements

At December 31, 2007, the Registrant had outstanding 127,864,322 common shares without par value

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.  ☐  Yes    ☒  No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.☐  Yes  ☐  No

DOCUMENTS INCORPORATED BY REFERENCE

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

See MD&A, under the heading “Contractual Obligations” and Contractual Obligations, Exhibit 99.11.

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

Date: March 27, 2008

II-2

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