Form 40-F/A
period 2007-12-31
NEVSUN RESOURCES LTD
filed 2008-04-04
CIK 919991

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

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.  ☐  Yes    ☒  No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.☐  Yes  ☐  No

PURPOSE OF FILING THIS AMENDMENT NO. 1

Nevsun Resources Ltd. (the “Registrant”) is filing this Amendment No. 1 to Form 40-F to amend the Registrant’s management’s discussion and analysis, which had inadvertently omitted a table summarizing specified financial data for each of the Registrant’s three most recently completed financial years, in the section entitled “Selected Annual Information”.  The amended management’s discussion and analysis (“MD&A”) is attached as Exhibit 99.3.

DOCUMENTS INCORPORATED BY REFERENCE

The Annual Information Form of the Registrant for the fiscal year ended December 31, 2007 is attached as Exhibit 99.1 and is incorporated herein by reference.

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

The Registrant’s MD&A and table of contractual obligations are attached as Exhibits 99.3 and 99.11, respectively, and are incorporated herein by reference.

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

NEVSUN RESOURCES LTD.

/s/ Clifford T. Davis

Clifford T. Davis

Executive VP, Chief Financial Officer and Director

Date: April 4, 2008

EXHIBIT INDEX

The following exhibits have been filed as part of the annual report:

Exhibit	Description

99.1*	Annual Information Form of the Registrant for the year ended December 31, 2007

99.2*	Audited Annual Financial Statements of the Registrant for the years ended December 31, 2007 and 2006

99.3	MD&A of the Registrant for the years ended December 31, 2007 and 2006 (as amended)

99.4*	US GAAP Supplemental Information and Auditor’s Report

99.5	Certification of Chief Executive Officer as Required by Rule 13a-14(a) under the Exchange Act

99.6	Certification of Chief Financial Officer as Required by Rule 13a-14(a) under the Exchange Act

99.7	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.9*	Consent of KPMG LLP

99.10*	Consent of AMEC Americas Limited

99.11*	Contractual obligations as at December 31, 2007

* Previously filed.

= "LAST PAGE ONLY"  =  0,  =  0) 0 = 1 10/9/2003 3:52 PM"