Form 40-F
period 2008-12-31
NEVSUN RESOURCES LTD
filed 2009-03-31
CIK 919991

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

[  ]

Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[x]

Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008

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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common shares, no par value	NYSE Amex LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this form:

☑  Annual Information Form

☑  Audited Annual Financial Statements

At December 31, 2008, the Registrant had outstanding • common shares without par value.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.☑  Yes  ☐  No

DOCUMENTS INCORPORATED BY REFERENCE

The Annual Information Form of the Registrant for the fiscal year ended December 31, 2008 is attached as Exhibit 99.1 and is incorporated herein by reference.

The audited consolidated financial statements of the Registrant for the years December 31, 2008 and 2007, including the report of the auditors with respect thereto, are attached as Exhibit 99.2 and are incorporated herein by reference.  For a reconciliation of material measurement differences between Canadian generally accepted accounting principles (“Canadian GAAP’) and United States generally accepted accounting principles, (“U.S. GAAP”) see the U.S. GAAP Supplemental Information, “Auditors’ Report on Reconciliation to United States GAAP” attached as Exhibit 99.4 and incorporated herein by reference.

The Registrant’s MD&A is attached as Exhibit 99.3 and is incorporated herein by reference.

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

For definitions of the terms mineral reserve, mineral resource, measured mineral resource, indicated mineral resource and inferred mineral resource under CIM standards, and a summary of the differences between CIM and U.S. standards, see the sections entitled “Information Concerning Preparation of Resource Estimates” and “Glossary and Defined Terms” beginning on page iii of the Registrant’s Annual Information Form included in this report.

The Registrant prepares its financial statements in accordance with Canadian GAAP, and is subject to Canadian auditing and auditor independence standards.  Accordingly, the financial statements of the Registrant included in this report may not be comparable to financial statements of United States companies.  Significant differences between Canadian GAAP and U.S. GAAP are described in the U.S. GAAP Supplemental Information, “Auditors’ Report on Reconciliation to United States GAAP” attached as Exhibit 99.4 to this report.

FORWARD LOOKING STATEMENTS

This report contains forward-looking statements concerning anticipated developments on the Registrant’s continuing operations in Eritrea; planned exploration and development activities; the adequacy of the Registrant’s financial resources; financial projections, including, but not limited to, estimates of capital and operating costs, production, grades, processing rates, life of mine, metal prices, exchange rates, reclamation costs, net present value, internal rates of return and payback; and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible”, “budget” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Registrant or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Annual Information Form of the Registrant included in this report.

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

MANAGEMENT REPORT ON DISCLOSURE CONTROLS AND PROCEDURES

See MD&A, under the heading “Disclosure Controls and Procedures”.

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

See MD&A, under the heading “Management’s Report on Internal Control Over Financial Reporting”.

AUDITOR ATTESTATION

See “Report of Independent Registered Public Accounting Firm” in the consolidated financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

See MD&A, under the heading “Changes in Internal Control Over Financial Reporting”.

AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT

See Annual Information Form, Sections 7.4 (1) and (2).

CODE OF ETHICS

The Registrant has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions.  A copy of the code of ethics has been posted on the Registrant’s Internet website at www.nevsun.com, and is available in print to any person without charge, upon written request to the corporate secretary of the Registrant.  No substantive amendments have been made to the code of ethics within the past year and no waivers of the code of ethics have been granted to any principal officer of the Registrant or any person performing similar functions.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

See Annual Information Form, Sections 7.4 (3) and (4).

OFF-BALANCE SHEET ARRANGEMENTS

See MD&A, under the heading “Use of Financial Instruments”.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See MD&A, under the heading “Contractual Obligations.”

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

NEVSUN RESOURCES LTD.

/s/ Cliff T. Davis

Cliff T. Davis

Chief Executive Officer and Director

Date: March 26, 2009

EXHIBIT INDEX

The following exhibits have been filed as part of the annual report:

Exhibit	Description
99.1	Annual Information Form of the Registrant for the year ended December 31, 2008
99.2	Audited Annual Financial Statements of the Registrant for the years ended December 31, 2008 and 2007
99.3	MD&A of the Registrant for the years ended December 31, 2008 and 2007
99.4	US GAAP Supplemental Information and Auditor’s Report
99.5	Certification of Chief Executive Officer as Required by Rule 13a-14(a) under the Exchange Act
99.6	Certification of Chief Financial Officer as Required by Rule 13a-14(a) under the Exchange Act
99.7	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.9	Consent of KPMG LLP
99.10	Consent of AMEC Americas Limited