Form 40-F
period 2009-12-31
NEVSUN RESOURCES LTD
filed 2010-03-29
CIK 919991

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

[  ]

Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[x]

Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009

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

DL Services Inc. 701 Fifth Avenue, Suite 6100 Seattle, Washington 98104 (206) 903-8800 (Name, address and telephone number of agent for service in the United States)

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

☑  Annual Information Form

☑  Audited Annual Financial Statements

At December 31, 2009, the Registrant had 140,461,822 outstanding common shares with no par value.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

☐ Yes  82-_______ ☑  No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☑  Yes  ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

☐  Yes  ☐  No

DOCUMENTS INCORPORATED BY REFERENCE

The Annual Information Form of Nevsun Resources Ltd. (the “Registrant”) for the fiscal year ended December 31, 2009 (the “Annual Information Form”) is attached as Exhibit 99.1 and is incorporated herein by reference.

The audited consolidated financial statements of the Registrant for the years December 31, 2009 and 2008 (the “Financial Statements”), including the report of the auditors with respect thereto, are attached as Exhibit 99.2 and are incorporated herein by reference.  For a reconciliation of material measurement differences between Canadian generally accepted accounting principles (“Canadian GAAP”) and United States generally accepted accounting principles, (“U.S. GAAP”) see the U.S. GAAP Supplemental Information attached as Exhibit 99.4 and incorporated herein by reference.

The Registrant’s management’s discussion and analysis (“MD&A”) is attached as Exhibit 99.3 and is incorporated herein by reference.

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

The Registrant prepares its financial statements in accordance with Canadian GAAP, and is subject to Canadian auditing and auditor independence standards.  Accordingly, the financial statements of the Registrant included in this report may not be comparable to financial statements of United States companies.  Significant differences between Canadian GAAP and U.S. GAAP are described in the U.S. GAAP Supplemental Information, which is attached as Exhibit 99.4 to this report.

FORWARD LOOKING STATEMENTS

This report contains forward-looking statements concerning anticipated developments on the Registrant’s mineral properties in Eritrea and in the Registrant’s other operations; planned exploration and development activities; the adequacy of the Registrant’s financial resources; financial projections, including, but not limited to, estimates of capital and operating costs, production, grades, processing rates, life of mine, metal prices, exchange rates, reclamation costs, net present value, internal rates of return and payback; and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “budget” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and estimates of mineral resources and reserves also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Registrant or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Annual Information Form of the Registrant included in this report.

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

MANAGEMENT REPORT ON DISCLOSURE CONTROLS AND PROCEDURES

See MD&A, under the heading “Disclosure Controls and Procedures”.

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

See MD&A, under the heading “Management’s Report on Internal Control Over Financial Reporting”.

AUDITOR ATTESTATION

See “Report of Independent Registered Public Accounting Firm” in the Financial Statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

See MD&A, under the heading “Changes in Internal Control Over Financial Reporting”.

AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT

See Annual Information Form, Sections 8.4 (1) and (2).

CODE OF ETHICS

The Registrant has adopted a code of ethics that applies to its principal executive officer, principal financial officer and principal accounting officer or persons performing similar functions.  During 2009, the Company revised its code of ethics to enhance the definition of “conflict of interest” and the meaning of “honest, lawful and ethical conduct.”  A copy of the code of ethics, as revised, has been posted on the Registrant’s Internet website at www.nevsun.com, and is available in print to any person without charge, upon written request to the corporate secretary of the Registrant.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

See Annual Information Form, Sections 8.4 (3) and (4).

OFF-BALANCE SHEET ARRANGEMENTS

See MD&A, under the heading “Contractual Obligations” and note 10(a) to the Financial Statements.

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

NEVSUN RESOURCES LTD.

/s/ Cliff T. Davis

Cliff T. Davis

Chief Executive Officer and Director

Date: March 23, 2010

EXHIBIT INDEX

The following exhibits have been filed as part of the annual report:

Exhibit	Description
99.1	Annual Information Form of the Registrant for the year ended December 31, 2009
99.2	Audited Annual Financial Statements of the Registrant for the years ended December 31, 2009 and 2008
99.3	MD&A of the Registrant for the years ended December 31, 2009 and 2008
99.4	US GAAP Supplemental Information and Auditor’s Report
99.5	Certification of Chief Executive Officer as Required by Rule 13a-14(a) under the Exchange Act
99.6	Certification of Chief Financial Officer as Required by Rule 13a-14(a) under the Exchange Act
99.7	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.9	Consent of KPMG LLP
99.10	Consent of AMEC Americas Limited