Form 40-F
period 2010-12-31
NEVSUN RESOURCES LTD
filed 2011-04-01
CIK 919991

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

[ ]	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[x]	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2010

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

☑  Annual Information Form

☑  Audited Annual Financial Statements

At December 31, 2010, the Registrant had 196,488,322 outstanding common shares with no par value.

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

☐  Yes  ☐  No

DOCUMENTS INCORPORATED BY REFERENCE

The Annual Information Form of Nevsun Resources Ltd. (the “Registrant”) for the fiscal year ended December 31, 2010 (the “Annual Information Form”) is attached as Exhibit 99.1 and is incorporated herein by reference.

The audited consolidated financial statements of the Registrant for the years December 31, 2010 and 2009 (the “Financial Statements”), including the report of the auditors with respect thereto, are attached as Exhibit 99.2 and are incorporated herein by reference.

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

The Registrant has prepared its financial statements in accordance with and using accounting policies in full compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, after having transitioned from Canadian GAAP to IFRS with an adoption date of January 1, 2010.  This is one year ahead of the Canadian Securities Administrators’ requirement for Canadian public companies to adopt IFRS by January 1, 2011.  The impact of the transition from Canadian GAAP is explained in the Note 21 of the financial statements.

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

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

See MD&A, under the heading “Changes in Internal Control Over Financial Reporting”.

AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT

See Annual Information Form, Sections 8.4 (1) and (2).

CODE OF ETHICS

The Registrant has adopted a code of ethics that applies to its principal executive officer, principal financial officer and principal accounting officer or persons performing similar functions.  During   A copy of the code of ethics, as revised, is posted on the Registrant’s Internet website at www.nevsun.com, and is available in print to any person without charge, upon written request to the corporate secretary of the Registrant. No substantive amendments have been made to the code of ethics within the past year and no waivers of the code of ethics have been granted to any principal officer of the Registrant or any person performing similar functions.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

See Annual Information Form, Sections 8.4 (3) and (4).

OFF-BALANCE SHEET ARRANGEMENTS

See MD&A, under the heading “Contractual Obligations.”

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

NEVSUN RESOURCES LTD.

By:

/s/ Cliff T. Davis_________________

Cliff T. Davis

Chief Executive Officer and Director

Date: March 31, 2011

EXHIBIT INDEX

The following exhibits have been filed as part of the annual report:

Exhibit	Description
99.1	Annual Information Form of the Registrant for the year ended December 31, 2010
99.2	Audited Annual Financial Statements of the Registrant for the years ended December 31, 2010 and 2009
99.3	MD&A of the Registrant for the years ended December 31, 2010 and 2009
99.4	Shareholder Report Letter dated March 31, 2011
99.5	Certification of Chief Executive Officer as Required by Rule 13a-14(a) under the Exchange Act
99.6	Certification of Chief Financial Officer as Required by Rule 13a-14(a) under the Exchange Act
99.7	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.9	Consent of KPMG LLP
99.10	Consent of David Thomas, Jay Melnyk, Alexandra Kozak, Vikram Khera and Greg Oryall of AMEC Americas Limited