Form 40-F
period 2011-12-31
NEVSUN RESOURCES LTD
filed 2012-03-29
CIK 919991

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

 [  ]  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

 [X]  Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011

Commission File Number: 001-32405

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
 Name, address and telephone number of agent for service in the United States)

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

At December 31, 2011, the Registrant had 200,470,415 outstanding common shares with no par value.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.
[  ]  Yes  82-_______  [X]  No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes  [X]   No  [  ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).
Yes  [  ]   No   [  ]

DOCUMENTS INCORPORATED BY REFERENCE

The Annual Information Form of Nevsun Resources Ltd. (the “Registrant”) for the fiscal year ended December 31, 2011 (the “Annual Information Form”) is attached as Exhibit 99.1 and is incorporated herein by reference.

The audited consolidated financial statements of the Registrant for the years December 31, 2011 and 2010 (the “Financial Statements”), including the report of the auditors with respect thereto, are attached as Exhibit 99.2 and are incorporated herein by reference.

The Registrant’s management’s discussion and analysis (“MD&A”) was attached as Exhibit 99.3 to a Form 6-K filed by the Registrant on March 22, 2012 and is incorporated herein by reference.

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

FORWARD LOOKING STATEMENTS

This report contains forward-looking statements concerning anticipated developments in the Registrant’s continuing operations in Eritrea and in the putative class action lawsuit, the adequacy of the Registrant’s financial resources, the potential to expand resources, reserves and mine life, dividend policy, financial projections, including, but not limited to, estimates of capital and operating costs, mining activities, production, grades, processing rates, life of mine, net cash flows, metal prices, exchange rates, reclamation costs, results of the drill program, the conversion of mineral properties to reserves and resources and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “budget” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when an area is mined. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Registrant or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Annual Information Form of the Registrant included in this report.

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

MANAGEMENT REPORT ON DISCLOSURE CONTROLS AND PROCEDURES

See MD&A, under the heading “Disclosure Controls and Procedures”.

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Registrant’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

The Registrant’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Registrant’s assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Registrant’s receipts and expenditures are being made only in accordance with authorizations of the Registrant’s  management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Registrant’s assets that could have a material effect on the financial statements.

With the participation of the Registrant’s Chief Executive Officer and the Registrant’s Chief Financial Officer, management conducted an evaluation of the effectiveness of the Registrant’s internal control over financial reporting, as of December 31, 2011, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that the Registrant’s internal control over financial reporting was effective as of that date.

KPMG LLP, an independent registered public accounting firm, which audited and reported on the Registrant’s consolidated financial statements, has issued an attestation report on the effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2011.  The attestation report is included with the Financial Statements.

AUDITOR ATTESTATION

See “Report of Independent Registered Public Accounting Firm” in the Financial Statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

See MD&A, under the heading “Changes in Internal Control Over Financial Reporting”.

AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT

See Annual Information Form, Section 7.4.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

See Annual Information Form, Sections 7.4.

OFF-BALANCE SHEET ARRANGEMENTS

See MD&A, under the heading “Commitments and Contractual Obligations.”

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See MD&A, under the heading “Commitments and Contractual Obligations.”

MINE SAFETY DISCLOSURE

Not applicable.

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

NEVSUN RESOURCES LTD.

By:	/s/ Cliff T. Davis Cliff T. Davis Chief Executive Officer and Director

Date: March 28, 2012

EXHIBIT INDEX

The following exhibits have been filed as part of the annual report:

Exhibit	Description
99.1	Annual Information Form of the Registrant for the year ended December 31, 2011
99.2	Audited Annual Financial Statements of the Registrant for the years ended December 31, 2011 and 2010
99.3	MD&A of the Registrant for the years ended December 31, 2011 and 2010 (incorporated by reference to the Form 6-K of Nevsun Resources Ltd. filed with the Securities and Exchange Commission on March 22, 2012) (File No. 001-32405)
99.4	Certification of Chief Executive Officer as Required by Rule 13a-14(a) under the Exchange Act
99.5	Certification of Chief Financial Officer as Required by Rule 13a-14(a) under the Exchange Act
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of KPMG LLP
99.9	Consent of AMEC Americas Limited, David Thomas and Vikram Khera
99.10	Consent of Jay Melnyk
99.11	Consent of Alexandra Kozak