Form 40-F/A
period 2011-12-31
NEVSUN RESOURCES LTD
filed 2013-01-10
CIK 919991

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A
(Amendment No. 1)

 [  ]  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

 [X]  Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011	Commission File Number: 001-32405

NEVSUN RESOURCES LTD.
(Exact name of registrant as specified in its charter)

British Columbia (Province or Other Jurisdiction of Incorporation or Organization)	1041 (Primary Standard Industrial Classification Code)	Not Applicable (I.R.S. Employer Identification No.)

760 – 669 Howe Street,
Vancouver, British Columbia
Canada  V6C 0B4   (604) 623-4700
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

Yes  [  ]   No  [X]

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

Yes  [  ]   No  [X]

EXPLANATORY NOTE

Nevsun Resources Ltd. (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

The Company is filing this Amendment No. 1 to its annual report on Form 40-F, as originally filed on March 29, 2011, to attach as an exhibit management’s discussion and analysis (“MD&A”), which was previously incorporated by reference to a Form 6-K, as exhibit 99.3.  There are no changes to the MD&A that was previously furnished on the Form 6-K.  There are no other amendments being made to the annual report on Form 40-F as originally filed.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to annual report to be signed on its behalf by the undersigned, thereto duly authorized.

NEVSUN RESOURCES LTD.

By:	/s/ Cliff T. Davis
Cliff T. Davis Chief Executive Officer and Director

Date: January 10, 2013

EXHIBIT INDEX

The following exhibits have been filed as part of the annual report on Form 40 F/A :

Exhibit	Description
99.1	Annual Information Form of the Registrant for the year ended December 31, 2011 *
99.2	Audited Annual Financial Statements of the Registrant for the years ended December 31, 2011 and 2010 *
99.3	MD&A of the Registrant for the years ended December 31, 2011 and 2010 **
99.4	Certification of Chief Executive Officer as Required by Rule 13a-14(a) under the Exchange Act **
99.5	Certification of Chief Financial Officer as Required by Rule 13a-14(a) under the Exchange Act **
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 **
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 **
99.8	Consent of KPMG LLP *
99.9	Consent of AMEC Americas Limited, David Thomas and Vikram Khera *
99.10	Consent of Jay Melnyk *
99.11	Consent of Alexandra Kozak *[i]

* Previously filed
** Filed herewith