Form 40-F
period 2012-12-31
NEVSUN RESOURCES LTD
filed 2013-03-20
CIK 919991

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

 [  ]  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

 [X]  Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012	Commission File Number 001-32405

NEVSUN RESOURCES LTD.
(Exact name of registrant as specified in its charter)

British Columbia (Province or Other Jurisdiction of Incorporation or Organization)	1041 (Primary Standard Industrial Classification Code)	Not Applicable (I.R.S. Employer Identification No.)

760 - 669 Howe Street,
Vancouver, British Columbia, Canada V6C 0B4
(604) 623-4700
(Address and telephone number of registrant’s principal executive offices)

Gibson, Dunn & Crutcher LLP
3161 Michelson Drive, Irvine, CA 92612-4412
(949) 451-4343
(Name, address and telephone number of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common shares, no par value	NYSE MKT LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this form:

[X] Annual Information Form	[X] Audited Annual Financial Statements

At December 31, 2012, the Registrant had 198,982,815 outstanding common shares with no par value.

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
Yes  [  ]   No  [X]

DOCUMENTS INCORPORATED BY REFERENCE

The Annual Information Form of Nevsun Resources Ltd. (the “Registrant”) for the fiscal year ended December 31, 2012 (the “Annual Information Form”) is attached as Exhibit 99.1 and is incorporated herein by reference.

The audited consolidated financial statements of the Registrant for the years December 31, 2012 and 2011 (the “Financial Statements”), including the reports of the auditors with respect thereto, are attached as Exhibit 99.2 and are incorporated herein by reference.

The Registrant’s management’s discussion and analysis (“MD&A”) for the years ended December 31, 2012 and 2011 is attached as Exhibit 99.3 and is incorporated herein by reference.

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

For definitions of the terms mineral reserve, mineral resource, measured mineral resource, indicated mineral resource and inferred mineral resource under CIM standards, and a summary of the differences between CIM and U.S. standards, see the sections entitled “Information Concerning Preparation of Resource Estimates” and “Glossary and Defined Terms” beginning on page iii of the Registrant’s Annual Information Form attached to this report.

A copy of this 40-F and accompanying Exhibits may be found on the Company website:  www.nevsun.com.

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

See “Disclosure Controls and Procedures” in Exhibit 99.3 MD&A.

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

With the participation of the Registrant’s Chief Executive Officer and the Registrant’s Chief Financial Officer, management conducted an evaluation of the effectiveness of the Registrant’s internal control over financial reporting, as of December 31, 2012, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that the Registrant’s internal control over financial reporting was effective as of that date.

KPMG LLP, an independent registered public accounting firm, which audited and reported on the Registrant’s consolidated financial statements, has issued an attestation report on the effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2012.  The attestation report is included with the Financial Statements in Exhibit 99.2.

AUDITOR ATTESTATION

See “Report of Independent Registered Public Accounting Firm” in Exhibit 99.2 Financial Statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

See “Internal Control Over Financial Reporting” in Exhibit 99.3 MD&A.

AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT

See “Audit Committee Charter” and “Composition of the Audit Committee” in Exhibit 99.1 Annual Information Form.

CODE OF ETHICS

The Registrant has adopted a code of ethics that applies to its principal executive officer, principal financial officer and principal accounting officer or persons performing similar functions.  A copy of the code of ethics, as revised, is posted on the Registrant’s Internet website at www.nevsun.com, and is available in print to any person without charge, upon written request to the corporate secretary of the Registrant. The code of ethics was amended on March 19, 2013.  No waivers of the code of ethics have been granted to any principal officer of the Registrant or any person performing similar functions.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

See “External Auditor Fee” in Exhibit 99.1 Annual Information Form.

OFF-BALANCE SHEET ARRANGEMENTS

See “Commitments and Contractual Obligations” in Exhibit 99.3 MD&A.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See “Commitments and Contractual Obligations” in Exhibit 99.3 MD&A.

MINE SAFETY DISCLOSURE

The Registrant does not operate any mine in the United States, and has no mine safety incidents to report for the year ended December 31, 2012.

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
Cliff T. Davis Chief Executive Officer and Director

Date: March 20, 2013

EXHIBIT INDEX

The following exhibits have been filed as part of the annual report:

Exhibit	Description
99.1	Annual Information Form of the Registrant for the year ended December 31, 2012
99.2	Audited Annual Financial Statements of the Registrant for the years ended December 31, 2012 and 2011
99.3	MD&A of the Registrant for the years ended December 31, 2012 and 2011
99.4	Certification of Chief Executive Officer as Required by Rule 13a-14(a) under the Exchange Act
99.5	Certification of Chief Financial Officer as Required by Rule 13a-14(a) under the Exchange Act
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of KPMG LLP
99.9	Consent of Jay Melnyk
99.10	Consent of Mike Waldegger
99.11	Consent of David Thomas
99.12	Consent of Peter Munro