Form 40-F
period 2013-12-31
NEVSUN RESOURCES LTD
filed 2014-03-25
CIK 919991

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

 [  ]  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

 [X]  Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2013	Commission File Number 001-32405

NEVSUN RESOURCES LTD.
(Exact name of registrant as specified in its charter)

British Columbia (Province or Other Jurisdiction of Incorporation or Organization)	1041 (Primary Standard Industrial Classification Code)	Not Applicable (I.R.S. Employer Identification No.)

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

At December 31, 2013, the Registrant had 199,307,802 outstanding common shares with no par value.

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

Yes  [  ]   No  [X]

DOCUMENTS INCORPORATED BY REFERENCE

The Annual Information Form of Nevsun Resources Ltd. (the “Registrant”) for the fiscal year ended December 31, 2013 (the “Annual Information Form”) is attached as Exhibit 99.1 and is incorporated herein by reference.

The audited consolidated financial statements of the Registrant for the years December 31, 2013 and 2012 (the “Financial Statements”), including the reports of the auditors with respect thereto, are attached as Exhibit 99.2 and are incorporated herein by reference.

The Registrant’s management’s discussion and analysis (“MD&A”) for the years ended December 31, 2013 and 2012 is attached as Exhibit 99.3 and is incorporated herein by reference.

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

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING DIFFERENCES IN
UNITED STATES AND CANADIAN REPORTING PRACTICES

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

For definitions of the terms mineral reserve, mineral resource, measured mineral resource, indicated mineral resource and inferred mineral resource under CIM standards, and a summary of the differences between CIM and U.S. standards, see information contained in the section entitled “Information Concerning Preparation of Resource Estimates”, beginning on page 4, contained in Exhibit 99.1 filed herewith entitled “Annual Information Form”.

A copy of this 40-F and accompanying Exhibits may be found on the Company website:  www.nevsun.com.

FORWARD LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation concerning anticipated developments in the Company’s continuing and future operations in Eritrea and in the putative class action lawsuit, the adequacy of the Company’s financial resources and financial projections.  Forward-looking statements include, but are not limited to, statements concerning or the assumptions related to estimates of capital and operating costs, the timing, nature and extent of future copper and gold production, expanding exploration licenses, the estimation of mineral reserves and resources, methodologies and models used to prepare resource and reserve estimates, the realization of mineral reserve estimates, the conversion of mineral properties to reserves and resources, the potential to expand resources, reserves and mine life, future exploration budgets, plans, targets and work programs, capital expenditures and objectives, anticipated timing of grant of permits, mining and development plans and activities, construction and production targets and timetables, grades, processing rates, life of mine, net cash flows, metal prices, exchange rates, reclamation costs, results of drill programs, dividend plans and policy, litigation matters, integration or expansion of operations, requirements for additional capital, government regulation of mining operations, environmental risks, political risks and uncertainties, unanticipated reclamation expenses, and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “budget” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Registrant or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Annual Information Form of the Registrant included in this report.  Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

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

MANAGEMENT REPORT ON DISCLOSURE CONTROLS AND PROCEDURES

The information contained in the “Disclosure controls and procedures”, contained in Exhibit 99.3 filed herewith entitled “MD&A” is incorporated herein by reference.

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

With the participation of the Registrant’s Chief Executive Officer and the Registrant’s Chief Financial Officer, management conducted an evaluation of the effectiveness of the Registrant’s internal control over financial reporting, as of December 31, 2013, based on the framework set forth in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that the Registrant’s internal control over financial reporting was effective as of that date.

KPMG LLP, an independent registered public accounting firm, which audited and reported on the Registrant’s consolidated financial statements, has issued an attestation report on the effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2013.  The attestation report is included with the Financial Statements in Exhibit 99.2.

AUDITOR ATTESTATION

The information contained in the “Independent Auditors’ Report of Registered Public Accounting Firm”, contained in Exhibit 99.2 filed herewith entitled “Financial Statements” is incorporated herein by reference.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The information contained in the “Changes in internal control over financial reporting”, contained in Exhibit 99.3 filed herewith entitled “MD&A” is incorporated by reference.

AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT

The information contained in the “Audit Committee Charter”, “Composition of the Audit Committee”, and Pre-Approval Policies and Procedures”, contained in Exhibit 99.1 filed herewith entitled “Annual Information Form” is incorporated by reference.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information contained in the “External Auditor Fees”, contained in Exhibit 99.1 filed herewith entitled “Annual Information Form” is incorporated by reference.

OFF-BALANCE SHEET ARRANGEMENTS

The information contained in the “Off-balance sheet arrangements”, contained in Exhibit 99.3 filed herewith entitled “MD&A” is incorporated by reference.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information contained in the “Commitments and contractual obligations”, contained in Exhibit 99.3 filed herewith entitled “MD&A” is incorporated by reference.

MINE SAFETY DISCLOSURE

The Registrant does not operate any mine in the United States, and has no mine safety incidents to report for the year ended December 31, 2013.

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

NEVSUN RESOURCES LTD.

By:	/s/ “Clifford T. Davis” Clifford T. Davis Chief Executive Officer and Director

Date: March 24, 2014

EXHIBIT INDEX

The following exhibits have been filed as part of the annual report:

Exhibit	Description
99.1	Annual Information Form of the Registrant for the year ended December 31, 2013
99.2	Audited Annual Financial Statements of the Registrant for the years ended December 31, 2013 and 2012
99.3	MD&A of the Registrant for the years ended December 31, 2013 and 2012
99.4	Certification of Chief Executive Officer as Required by Rule 13a-14(a) under the Exchange Act
99.5	Certification of Chief Financial Officer as Required by Rule 13a-14(a) under the Exchange Act
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of KPMG LLP
99.9	Consent of Qualified Person, Jay Melnyk
99.10	Consent of Qualified Person, Peter Munro
99.11	Consent of Qualified Person, Paul Gribble