Form 40-F
period 2014-12-31
NEVSUN RESOURCES LTD
filed 2015-02-27
CIK 919991

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

 [  ]  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

 [X]  Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014	Commission File Number 001-32405

NEVSUN RESOURCES LTD.
(Exact name of registrant as specified in its charter)

British Columbia (Province or Other Jurisdiction of Incorporation or Organization)	1041 (Primary Standard Industrial Classification Code)	Not Applicable (I.R.S. Employer Identification No.)

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

Securities registered or to be registered pursuant to Section 12(g) of theAct:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this form:

[X] Annual Information Form	[X] Audited Annual Financial Statements

At December 31, 2014, the Registrant had 199,652,802 outstanding common shares with no par value.

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
Yes  [  ]   No  [X]

DOCUMENTS INCORPORATED BY REFERENCE

The Annual Information Form of Nevsun Resources Ltd. (the “Registrant”) for the fiscal year ended December 31, 2014 (the “Annual Information Form”) is attached as Exhibit 99.1 and is incorporated herein by reference.

The audited consolidated financial statements of the Registrant for the years December 31, 2014 and 2013 (the “Financial Statements”), including the reports of the auditors with respect thereto, are attached as Exhibit 99.2 and are incorporated herein by reference.

The Registrant’s management’s discussion and analysis (“MD&A”) for the years ended December 31, 2014 and 2013 is attached as Exhibit 99.3 and is incorporated herein by reference.

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

For definitions of the terms mineral reserve, mineral resource, measured mineral resource, indicated mineral resource and inferred mineral resource under CIM standards, and a summary of the differences between CIM and U.S. standards, see information contained in the section entitled “Cautionary Note to US Investors Regarding Disclosure of Mineral Reserves and Resource Estimates” on page 4, contained in Exhibit 99.1 filed herewith entitled “Annual Information Form”.

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

With the participation of the Registrant’s Chief Executive Officer and the Registrant’s Chief Financial Officer, management conducted an evaluation of the effectiveness of the Registrant’s internal control over financial reporting, as of December 31, 2014, based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that the Registrant’s internal control over financial reporting was effective as of that date.

KPMG LLP, an independent registered public accounting firm, which audited and reported on the Registrant’s consolidated financial statements, has issued an attestation report on management’s assessment of the effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2014.  The attestation report is included with the Financial Statements in Exhibit 99.2.

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

AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT

The information contained in the “Audit Committee Charter”, “Composition of the Audit Committee”, and “Pre-Approval Policies and Procedures”, contained in Exhibit 99.1 filed herewith entitled “Annual Information Form” is incorporated by reference.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information contained in the “External Auditor Fees” and “Pre-Approval Policies and Procedures” contained in Exhibit 99.1 filed herewith entitled “Annual Information Form” is incorporated by reference.

OFF-BALANCE SHEET ARRANGEMENTS

The information contained in the “Off-balance sheet arrangements”, contained in Exhibit 99.3 filed herewith entitled “MD&A” is incorporated by reference.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information contained in the “Commitments and contractual obligations”, contained in Exhibit 99.3 filed herewith entitled “MD&A” is incorporated by reference.

MINE SAFETY DISCLOSURE

The Registrant does not operate any mine in the United States, and has no mine safety incidents to report for the year ended December 31, 2014.

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

NEVSUN RESOURCES LTD.

By:	/s/ “Clifford T. Davis”
Clifford T. Davis Chief Executive Officer and Director

Date:	February 25, 2015

EXHIBIT INDEX

The following exhibits have been filed as part of the annual report:

Exhibit	Description
99.1	Annual Information Form of the Registrant for the year ended December 31, 2014
99.2	Audited Annual Financial Statements of the Registrant for the years ended December 31, 2014 and 2013
99.3	MD&A of the Registrant for the years ended December 31, 2014 and 2013
99.4	Certification of Chief Executive Officer as Required by Rule 13a-14(a) under the Exchange Act
99.5	Certification of Chief Financial Officer as Required by Rule 13a-14(a) under the Exchange Act
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of KPMG LLP
99.9	Consent of Qualified Person, Matt Bampton
99.10	Consent of Qualified Person, Paul Gribble
99.11	Consent of Qualified Person, Anoush Ebrahimi