Form 40-F
period 2016-12-31
NEVSUN RESOURCES LTD
filed 2017-02-23
CIK 919991

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

 [  ]  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

 [X]  Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2016	Commission File Number 001-32405

NEVSUN RESOURCES LTD.
(Exact name of registrant as specified in its charter)

British Columbia (Province or Other Jurisdiction of Incorporation or Organization)	1041 (Primary Standard Industrial Classification Code)	Not Applicable (I.R.S. Employer Identification No.)

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

At December 31, 2016, the Registrant had 301,322,891 outstanding common shares with no par value.

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

 [  ]   Yes   [X]  No

DOCUMENTS INCORPORATED BY REFERENCE

The Annual Information Form of Nevsun Resources Ltd. (the “Registrant”) for the fiscal year ended December 31, 2016 (the “Annual Information Form”) is attached as Exhibit 99.1 and is incorporated herein by reference.

The audited consolidated financial statements of the Registrant for the years December 31, 2016 and 2015 (the “Financial Statements”), including the reports of the auditors with respect thereto, are attached as Exhibit 99.2 and are incorporated herein by reference.

The Registrant’s management’s discussion and analysis (“MD&A”) for the years ended December 31, 2016 and 2015 is attached as Exhibit 99.3 and is incorporated herein by reference.

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

For definitions of the terms mineral reserve, mineral resource, measured mineral resource, indicated mineral resource and inferred mineral resource under CIM standards, and a summary of the differences between CIM and U.S. standards, see information contained in the section entitled “Cautionary Note to US Investors Regarding Disclosure of Mineral Reserves and Resource Estimates” on page 3, contained in Exhibit 99.1 filed herewith entitled “Annual Information Form”.

A copy of this 40-F and accompanying Exhibits may be found on the Company website:  www.nevsun.com.

FORWARD LOOKING STATEMENTS

This report contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”).  These forward-looking statements relate to future events or the Company’s future performance including anticipated developments in the Company’s continuing and future operations, and the adequacy of the Company’s financial resources and financial projections.  All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “budget” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. In addition, the Bisha Technical Reports and the Timok PEA contain forward-looking statements related to the Bisha Property and the Timok Property respectively. An update to the Mineral Reserves and Mineral Resources on the Bisha Property is expected to be completed by the end of the second quarter of 2017 and a pre-feasibility study on the Timok Project is expected to be completed in September 2017. As a result, readers are cautioned that the scientific and technical information contained in this report may change and caution should be used by readers in relying upon forward looking information related to the Bisha Property and the Timok Property.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results or events to differ materially from those anticipated in such forward-looking statements. This is particularly the case with respect to forward-looking statements contained in the past Bisha Technical Reports and the Timok PEA given the expected updated technical reports. These statements speak only as of the date of this Annual Information Form.

Forward-looking statements include, but are not limited to statements concerning:

  forecasts or outlook and guidance related to construction, exploration drilling programs and production targets, timetables and estimates of capital and operating costs;
  the timing, nature and extent of future zinc, copper and gold production, the estimation of mineral reserves and resources, methodologies and models used to prepare resource and reserve estimates as set out in the Bisha Technical Reports concerning the Bisha Property and the Timok PEA concerning the Timok Project;
  estimates of the quantity, quality and the realization of mineral reserves and resources, the conversion of mineral properties to reserves and resources as set out in the Bisha Technical Reports concerning the Bisha Property and the Timok PEA concerning the Timok Project;
  interpretation of drill results as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed;
  statements based on certain assumptions that a mineral deposit can or may be economically exploited;
  any pending litigation to which the Company is a party;
  the timing and success of improving the quality of the copper and zinc circuit products by resolving the metallurgical challenges from the variable ore materials being processed to produce concentrate from both circuits;
  the effect on resource or reserve estimates due to the possible inability to resolve the metallurgical challenges on the variable ore materials being processed on a timely basis or at all;
  the potential to expand resources, reserves and mine life;
  exploration, environmental, health and safety initiatives;
  future exploration budgets, plans, work programs and capital expenditures;
  integration or expansion of operations and requirements for additional capital;
  anticipated timing of grant of permits, licenses, mining and development plans and activities;
  in-situ and ore feed grades, processing rates and net cash flows;
  metal prices and exchange rates;
  reclamation costs and unanticipated reclamation expenses;
  environmental risks;
  dividend plans and policy;
  government regulation of mining operations and project development;
  political risks and uncertainties;
  general business and economic conditions; and
  other events or conditions that may occur in the future.

Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties, assumptions and other factors, including, without limitation, the risks more fully described under the Section titled “Risk Factors” in Schedule B.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that could cause actual results to differ from what is anticipated, estimated or intended. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

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

The Registrant’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Registrant’s assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that the Registrant’s receipts and expenditures are being made only in accordance with authorizations of the Registrant’s  management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Registrant’s assets that could have a material effect on the Registrant’s financial statements.

With the participation of the Registrant’s Chief Executive Officer and the Registrant’s Chief Financial Officer, management assessed the effectiveness of the Registrant’s internal control over financial reporting, as of December 31, 2016, based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that the Registrant’s internal control over financial reporting was effective as of that date.

KPMG LLP, an independent registered public accounting firm, which audited and reported on the Registrant’s consolidated financial statements, has issued an attestation report on management’s assessment of the effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2016.  The attestation report is included with the Financial Statements in Exhibit 99.2.

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

CODE OF ETHICS

The Registrant has adopted a code of ethics that applies to its principal executive officer, principal financial officer and principal accounting officer or persons performing similar functions.  A copy of the code of ethics, as revised, is posted on the Registrant’s Internet website at www.nevsun.com, and is available in print to any person without charge, upon written request to the corporate secretary of the Registrant at 760 – 669 Howe Street, Vancouver, BC V6C 0B4, Canada.  No waivers of the code of ethics have been granted to any principal officer of the Registrant or any person performing similar functions.

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

MINE SAFETY DISCLOSURE

The Registrant does not operate any mine in the United States, and has no mine safety incidents to report for the year ended December 31, 2016.

UNDERTAKING

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

NEVSUN RESOURCES LTD.

By:         /s/ “Clifford T. Davis”
                Clifford T. Davis
                Chief Executive Officer and Director

Date: February 23, 2017

EXHIBIT INDEX

The following exhibits have been filed as part of the annual report:

Exhibit	Description

99.1	Annual Information Form of the Registrant for the year ended December 31, 2016

99.2	Audited Annual Financial Statements of the Registrant for the years ended December 31, 2016 and 2015

99.3	MD&A of the Registrant for the years ended December 31, 2016 and 2015

99.4	Certification of Chief Executive Officer as Required by Rule 13a-14(a) under the Exchange Act

99.5	Certification of Chief Financial Officer as Required by Rule 13a-14(a) under the Exchange Act

99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of KPMG LLP

99.9	Consent of Qualified Person, Philip Jankowski

99.10	Consent of Qualified Person, Anoush Ebrahimi

99.11	Consent of Qualified Person, Timothy McGurk

99.12	Consent of Qualified Person, Martin Pittuck