Form 40-F
period 2017-12-31
NEVSUN RESOURCES LTD
filed 2018-03-27
CIK 919991

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

 [  ]       Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

 [X]        Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2017

Commission File Number 001-32405

NEVSUN RESOURCES LTD.
(Exact name of registrant as specified in its charter)

British Columbia (Province or Other Jurisdiction of Incorporation or Organization)	1041 (Primary Standard Industrial Classification Code)	Not Applicable (I.R.S. Employer Identification No.)

1750 - 1066 West Hastings Street,
Vancouver, British Columbia, Canada V6E 3X1
(604) 623-4700
(Address and telephone number of registrant’s principal executive offices)

James J. Moloney
Gibson, Dunn & Crutcher LLP
3161 Michelson Drive, Irvine, CA 92612-4412
(949) 451-4343
 (Name, address and telephone number of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common shares, no par value	NYSE AMERICAN

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

At December 31, 2017, the Registrant had 302,212,480 outstanding common shares with no par value.

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
Yes  [  ]   No  [X]

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
Emerging growth company  [  ]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  [  ]

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

DOCUMENTS INCORPORATED BY REFERENCE

The Annual Information Form of Nevsun Resources Ltd. (the “Registrant”) for the fiscal year ended December 31, 2017 (the “Annual Information Form”) is attached as Exhibit 99.1 to this Form 40-F and is incorporated herein by reference.

The audited annual consolidated financial statements of the Registrant for the years December 31, 2017 and 2016 (the “Financial Statements”), including the reports of the auditors with respect thereto, are attached as Exhibit 99.2 to this Form 40-F and are incorporated herein by reference.

The Registrant’s management’s discussion and analysis (“MD&A”) for the years ended December 31, 2017 and 2016 is attached as Exhibit 99.3 to this Form 40-F and is incorporated herein by reference.

All capitalized terms in this Form 40-F not otherwise defined in the text have meanings ascribed to those terms in the Glossary and Defined Terms section in the Annual Information Form attached as Exhibit 99.1 to this Form 40-F.

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

A copy of this Form 40-F and accompanying Exhibits may be found on the Company website:  www.nevsun.com.

FORWARD LOOKING STATEMENTS

This Form 40-F contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”).  These forward-looking statements relate to future events or the Company’s future performance including anticipated developments in the Company’s continuing and future operations, and the adequacy of the Company’s financial resources and financial projections.  All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “budget” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. In addition, the Bisha Technical Reports and the Updated Timok PEA contain forward-looking statements related to the Bisha Property and the Timok Property respectively. Readers are cautioned that the scientific and technical information contained in this Form 40-F report may change and caution should be used by readers in relying upon forward looking information related to the Bisha Property and the Timok Property.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results or events to differ materially from those anticipated in such forward-looking statements. This is particularly the case with respect to forward-looking statements contained in the past Bisha Technical Reports and the Updated Timok PEA. These statements speak only as of the date of this Form 40-F.

Forward-looking statements include, but are not limited to statements concerning:

  forecasts or outlook and guidance related to construction, exploration drilling programs and production targets, timetables and estimates of capital and operating costs;
  the timing, nature and extent of future zinc, copper and gold production, the estimation of mineral reserves and resources, methodologies and models used to prepare resource and reserve estimates as set out in the Bisha Technical Reports concerning the Bisha Property and the Updated Timok PEA concerning the Timok Project;
  estimates of the quantity, quality and the realization of mineral reserves and resources, the conversion of mineral properties to reserves and resources as set out in the Bisha Technical Reports concerning the Bisha Property and the Updated Timok PEA concerning the Timok Project;
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

Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties, assumptions and other factors, including, without limitation, the risks more fully described under the Section titled “Risk Factors” in Schedule B of Exhibit 99.1 of this Form 40-F.

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

With the participation of the Registrant’s Chief Executive Officer and the Registrant’s Chief Financial Officer, management assessed the effectiveness of the Registrant’s internal control over financial reporting, as of December 31, 2017, based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that the Registrant’s internal control over financial reporting was effective as of that date.

KPMG LLP, an independent registered public accounting firm, which audited and reported on the Registrant’s consolidated financial statements, has issued an attestation report on management’s assessment of the effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2017.  The attestation report is included with the Financial Statements in Exhibit 99.2.

AUDITOR ATTESTATION

The information contained in the “Report of Independent Registered Public Accounting Firm”, contained in Exhibit 99.2 filed herewith entitled “Financial Statements” is incorporated herein by reference.

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

CODE OF ETHICS

The Registrant has adopted a code of ethics that applies to its principal executive officer, principal financial officer and principal accounting officer or persons performing similar functions.  A copy of the code of ethics, as revised, is posted on the Registrant’s Internet website at www.nevsun.com and is available in print to any person without charge, upon written request to the corporate secretary of the Registrant at 1750 - 1066 West Hastings Street, Vancouver, BC V6E 3X1, Canada.  No waivers of the code of ethics have been granted to any principal officer of the Registrant or any person performing similar functions.

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

MINE SAFETY DISCLOSURE

The Registrant does not operate any mine in the United States, and has no mine safety incidents to report for the year ended December 31, 2017.

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

NEVSUN RESOURCES LTD.

By:	/s/ “Peter G.J. Kukielski” Peter G.J. Kukielski Chief Executive Officer and Director

Date: April 3, 2018

EXHIBIT INDEX

The following exhibits have been filed as part of the annual report:

Exhibit	Description

99.1	Annual Information Form of the Registrant for the year ended December 31, 2017

99.2	Audited Annual Financial Statements of the Registrant for the years ended December 31, 2017 and 2016

99.3	MD&A of the Registrant for the years ended December 31, 2017 and 2016

99.4	Certification of Chief Executive Officer as Required by Rule 13a-14(a) under the Exchange Act

99.5	Certification of Chief Financial Officer as Required by Rule 13a-14(a) under the Exchange Act

99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of KPMG LLP

99.9	Consent of Qualified Person, Martin Pittuck

99.10	Consent of Qualified Person, Anoush Ebrahimi

99.11	Consent of Qualified Person, Jarek Jakubec

99.12	Consent of Qualified Person, Neil Winklemann

99.13	Consent of Qualified Person, Adrian Dance

99.14	Consent of Qualified Person, Philip Jankowski