Form 40-F/A
period 2017-12-31
NEVSUN RESOURCES LTD
filed 2018-04-20
CIK 919991

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F /A

AMENDMENT NO. 1

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

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) to the Annual Report on Form 40-F, filed on March 27, 2018 (the “Original 40-F”), of Nevsun Resources Ltd. (“Nevsun”) for the fiscal year ended December 31, 2017, is being filed for the purpose of amending Nevsun’s Annual Information Form for the year ended December 31, 2017 (the “AIF”), in order to correct clerical errors in the AIF, as follows:

1.	page 11 - Three Year History – 2017 Significant Developments - Bisha (Eritrea) District Measured and Indicated Resources. Non-material change due to clerical errors;

2.	page 38 - Bisha Mine – Project Description and Location – Mineral Resource Estimate. Non-material changes to indicated resources at Harena as at December 31, 2017 and to Measured and Indicated resource at Bisha due to clerical errors.

3.	page 40- Table 2.1 Mineral Resource Estimate (Combined Bisha, Harena, Asheli, Northwest, Hambok and Stockpiles). Non-material changes due to clerical errors;

4.	page 41 - Table 2.2 Bisha Mineral Resource Estimate. Non-material changes due to clerical errors;

5.	page 42 - Table 2.3 Harena Mineral Resource Estimate. Non-material changes due to clerical errors;

6.	page 43 - Table 2.5 Hambok Mineral Resource Estimate and Table 2.6 Asheli Mineral Resource Estimate. Non-material changes due to clerical errors; and

7.	page 44 - Table 2.7 Stockpile Mineral Resource Estimate. Non-material changes due to clerical errors

In addition, we are including as exhibits a currently dated consent of our reserve engineers and currently dated certifications of our Chief Executive Officer and Chief Financial Officer.

Other than as expressly set forth above, this Amendment does not, and does not purport to, update or restate the information in any Item of the Original 40-F or reflect any events that have occurred after the Original 40-F was filed.

DOCUMENTS INCORPORATED BY REFERENCE

The Annual Information Form of Nevsun Resources Ltd. (the “Registrant”) for the fiscal year ended December 31, 2017 (the “Annual Information Form”) is attached as Exhibit 99.1 to this Form 40-F/A and is incorporated herein by reference.

The audited annual consolidated financial statements of the Registrant for the years December 31, 2017 and 2016 (the “Financial Statements”), including the reports of the auditors with respect thereto, as Exhibit 99.2 to the Form 40-F which was filed on March 27, 2018 and are incorporated herein by reference.

The Registrant’s management’s discussion and analysis (“MD&A”) for the years ended December 31, 2017 and 2016 as Exhibit 99.3 to the Form 40-F which was filed on March 27, 2018 is incorporated herein by reference.

All capitalized terms in this Form 40-F/A not otherwise defined in the text have meanings ascribed to those terms in the Glossary and Defined Terms section in the Annual Information Form attached as Exhibit 99.1 to this Form 40-F/A.

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

For definitions of the terms mineral reserve, mineral resource, measured mineral resource, indicated mineral resource and inferred mineral resource under CIM standards, and a summary of the differences between CIM and U.S. standards, see information contained in the section entitled “Cautionary Note to US Investors Regarding Disclosure of Mineral Reserves and Resource Estimates” on page 3, contained in Exhibit 99.1 filed herewith entitled “Amended Annual Information Form”.

A copy of this Form 40-F/A and accompanying Exhibits may be found on the Company website: www.nevsun.com.

FORWARD LOOKING STATEMENTS

This Form 40-F/A contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). These forward-looking statements relate to future events or the Company’s future performance including anticipated developments in the Company’s continuing and future operations, and the adequacy of the Company’s financial resources and financial projections. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “budget” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. In addition, the Bisha Technical Reports and the Updated Timok PEA contain forward-looking statements related to the Bisha Property and the Timok Property respectively. Readers are cautioned that the scientific and technical information contained in this Form 40-F/A report may change and caution should be used by readers in relying upon forward looking information related to the Bisha Property and the Timok Property.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results or events to differ materially from those anticipated in such forward-looking statements. This is particularly the case with respect to forward-looking statements contained in the past Bisha Technical Reports and the Updated Timok PEA. These statements speak only as of the date of this Form 40-F/A.

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

Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties, assumptions and other factors, including, without limitation, the risks more fully described under the Section titled “Risk Factors” in Schedule B of Exhibit 99.1 of this Form 40-F/A.

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

MANAGEMENT REPORT ON DISCLOSURE CONTROLS AND PROCEDURES

The information contained in the “Disclosure controls and procedures,” contained in Exhibit 99.3 to the Form 40-F which was filed on March 27, 2018 entitled “MD&A” is incorporated herein by reference.

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

AUDITOR ATTESTATION

The information contained in the “Report of Independent Registered Public Accounting Firm,” contained in Exhibit 99.2 to the Form 40-F which was filed on March 27, 2018 entitled “Financial Statements” is incorporated herein by reference.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The information contained in the “Changes in internal control over financial reporting”, contained in Exhibit 99.3 to the Form 40-F which was filed on March 27, 2018 entitled “MD&A” is incorporated by reference.

AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT

The information contained in the “Audit Committee Charter,” “Composition of the Audit Committee,” and Pre-Approval Policies and Procedures,” contained in Exhibit 99.1 filed herewith entitled “ Amended Annual Information Form” is incorporated by reference.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information contained in the “External Auditor Fees” and “Pre-Approval Policies and Procedures” contained in Exhibit 99.1 to the Form 40-F which was filed on March 27, 2018 entitled “Annual Information Form” is incorporated by reference.

OFF-BALANCE SHEET ARRANGEMENTS

The information contained in the “Off-balance sheet arrangements,” contained in Exhibit 99.3 to the Form 40-F which was filed on March 27, 2018 entitled “MD&A” is incorporated by reference.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information contained in the “Commitments and contractual obligations”, contained in Exhibit 99.3 to the Form 40-F which was filed on March 27, 2018 entitled “MD&A” is incorporated by reference.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

NEVSUN RESOURCES LTD.

By:	/s/ “Peter G.J. Kukielski” Peter G.J. Kukielski Chief Executive Officer and Director

Date: April 19 , 2018

EXHIBIT INDEX

The following exhibits have been filed as part of the annual report:

Exhibit	Description

99.1	Amended Annual Information Form of the Registrant for the year ended December 31, 2017

99.2	Certification of Chief Executive Officer as Required by Rule 13a-14(a) under the Exchange Act

99.3	Certification of Chief Financial Officer as Required by Rule 13a-14(a) under the Exchange Act

99.4	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.5	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	Consent of Qualified Person, Adrian Dance

99.7	Consent of Qualified Person, Philip Jankowski